NOTICE OF CHANGE OF AUDITOR

TO:	Alberta Securities Commission;
British Columbia Securities Commission;
Manitoba Securities Commission;
Financial and Consumer Services Commission (New Brunswick);
Office of the Superintendent of Securities Services Newfoundland and Labrador;
Office of the Superintendent of Securities (Northwest Territories);
Nova Scotia Securities Commission;
Office of the Superintendent of Securities Nunavut;
Ontario Securities Commission;
Financial and Consumer Services Division (Prince Edward Island);
Autorité des marchés financiers (Quebec);
Financial and Consumer Affairs Authority of Saskatchewan; and
Office of the Yukon Superintendent of Securities

AND TO:	MNP LLP BDO Canada LLP

Integra Resources Corp. (the "Company") is issuing this notice pursuant to section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") of the change of its auditor from MNP LLP (the "Former Auditors") to BDO Canada LLP (the "Successor Auditors"). In accordance with NI 51-102, the Company hereby gives notice as follows:

1. On March 27th, 2025 (the "Effective Date"), at the request of the Company, the Former Auditors resigned as auditor of the Company.

2. On the Effective Date, the Company appointed the Successors Auditors to fill the vacancy created by the resignation of the Former Auditors, and to hold such position until the close of the next annual meeting of shareholders of the Company.

3. The Company's audit committee and board of directors considered and approved the resignation of the Former Auditor and the appointment of the Successor Auditor as of the Effective Date.

4. None of the reports of the Former Auditors on any of the Company's financial statements relating to the "relevant period" (as such term is defined in section 4.11(1) of NI 51-102) expressed a modified opinion.

5. In the opinion of the Company, there have been no "reportable events" (as such term is defined in section 4.11(1) of NI 51-102) between the Company and the Former Auditor.

Dated this 27th day of March 2025.

INTEGRA RESOURCES CORP.

(signed) "Andree St-Germain"

Andree St-Germain
Chief Financial Officer

Integra Resources Corp.